Exhibit 21.1
Subsidiaries of the Company*

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Zymeworks CallCo ULC	Province of British Columbia
Zymeworks ExchangeCo Ltd.	Province of British Columbia
Zymeworks BC Inc.	Province of British Columbia
Zymeworks Management Inc.	Province of British Columbia
Zymeworks Management Inc. (UK Establishment)	United Kingdom
Zymeworks Biopharmaceuticals Inc.	Washington
Zymeworks Zanidatamab Inc.	Washington
Zymeworks Pharmaceuticals Limited	Ireland
Zymeworks Lifesciences Pte. Ltd.	Singapore

*

Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K.

4854-6759-2529.5